EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,		Year Ended
(In thousands, except ratio)	2006	2005	2005	2004	2003	2002	2001
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$845,168	$740,342	$1,023,143	$1,273,871	$1,787,148	$1,091,709	$(1,077,469)
Dividends and other received from nonconsolidated affiliates	5,187	10,461	14,696	13,491	2,096	6,295	7,426

Total	850,355	750,803	1,037,839	1,287,362	1,789,244	1,098,004	(1,070,043)

Fixed Charges
Interest expense	365,945	324,794	443,245	367,503	392,215	430,890	555,452
Amortization of loan fees	*	*	*	*	*	12,077	14,648
Interest portion of rentals	272,295	251,642	345,288	323,957	285,143	246,514	225,292

Total fixed charges	638,240	576,436	788,533	691,460	677,358	689,481	795,392

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	638,240	576,436	788,533	691,460	677,358	689,481	795,392

Total earnings available for payment of fixed charges	$1,488,595	$1,327,239	$1,826,372	$1,978,822	$2,466,602	$1,787,485	$(274,651)

Ratio of earnings to fixed charges	2.33	2.30	2.32	2.86	3.64	2.59	**

Rental fees and charges	777,985	718,977	986,536	925,592	814,694	704,327	643,691

Interest rate	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.1 billion.